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August 11, 2015

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Cube Spinco Inc.

Amendment No. 2 to Registration Statement on Form S-4 and Form S-1

Filed July 16, 2015

File No. 333-204006

Dear Ms. Long:

On behalf of Blue Cube Spinco Inc. (“Splitco”) and The Dow Chemical Company (“TDCC”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Splitco’s Amendment No. 2 to its registration statement on Form S-4/S-1 filed with the Commission on July 16, 2015 (the “Registration Statement”) contained in your letter dated July 30, 2015 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 3”) has been filed via EDGAR on the date hereof. In addition, for your convenience, we are sending via courier four clean copies of Amendment No. 3 and four copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response. Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

Amendment No. 2 to Form S-4 and Form S-1 filed July 16, 2015

This Exchange Offer

Terms of this Exchange Offer

General, page 65

1.	We note that, in response to prior comment 4, a final sentence has been added to the fourth paragraph of this section noting that shares of Splitco common stock will be converted into the right to receive Olin common stock based on the exchange ratio in the merger agreement. We continue to believe that, in the immediately prior sentence, disclosure should state that the specified dollar amount of Splitco common stock to be received would be immediately converted into a specified dollar amount of Olin common stock, less any cash amounts paid in lieu of fractional shares. Please revise the disclosure accordingly, or advise. We note in this

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regard disclosure on the cover page of the prospectus stating that “shares of Splitco common stock will not be transferred to participants in this exchange offer; such participants will instead receive shares of Olin common stock in the Merger.”

RESPONSE: Splitco and TDCC have revised their disclosure on page 65 of Amendment No. 3 in response to the Staff’s comment.

Upper Limit, page 66

2.	We note that, in response to prior comment 7, a statement has been added that the upper limit prevents a reduction in benefits of the exchange offer to TDCC and its continuing shareholders due to a smaller number of shares being acquired by TDCC in the exchange offer. Please specify the benefits to both TDCC and its continuing shareholders that will be reduced by virtue of a smaller number of shares being acquired by TDCC in the exchange offer.

RESPONSE: Splitco and TDCC have revised their disclosure on page 66 of Amendment No. 3 in response to the Staff’s comment.

Pricing Mechanism, page 66

3.	In the two examples appearing on page 67, please disclose the number of shares of Olin common stock into which the specified number of shares of Splitco common stock would be immediately converted in the merger, given that shares of Splitco common stock will not be transferred to participants in the exchange offer. Similarly, in the next section, please disclose that the website maintained by TDCC will provide calculated per-share values of Olin common stock.

RESPONSE: Splitco and TDCC have revised their disclosure on pages 67 and 245 of Amendment No. 3 in response to the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-1

4.	Please file the Splitco Credit Agreement as an exhibit.

RESPONSE: In response to the Staff’s comment, Splitco has included the Splitco Credit Agreement as Exhibit 10.1 to Amendment No. 3.

We hope that the foregoing and the revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 848-7333 or by email at richard.alsop@shearman.com.

Sincerely,

/s/ Richard B. Alsop

Annex A

Splitco and TDCC respectfully advise the Staff that Splitco and TDCC acknowledge that:

•	Splitco and TDCC are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Splitco and TDCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 11, 2015

BLUE CUBE SPINCO INC.

By:	/s/ Duncan A. Stuart
Duncan A. Stuart Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Amy E. Wilson Corporate Secretary and Assistant General Counsel